UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 15, 2014 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2013 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (1) the Offering Circular dated January 31, 2014, relating to its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (2) the Prospectus dated September 22, 2014 filed pursuant to Rule 424(b)(3) (Commission File No. 333-198588).

Exchange Rates

On December 5, 2014, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 14.3260 = U.S. $1.00.

Energy Reform

Energy Reform Decree

On December 20, 2013, amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree), in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013. The Energy Reform Decree includes artículos transitorios (transitional articles) that set forth the general framework for the implementing laws that are required to give effect to the Energy Reform Decree (which we refer to as the Secondary Legislation). For more information regarding the Energy Reform Decree, please see “Item 4—Information on the Company—History and Development—Energy Reform” in the Form 20-F.

Secondary Legislation

The Secondary Legislation was signed into law by President Enrique Peña Nieto and published in the Official Gazette of the Federation on August 11, 2014. The Secondary Legislation includes nine new laws, of which the following are most relevant to our operations:

•	Ley de Hidrocarburos (Hydrocarbons Law), which repeals the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs);

•	The new Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), which took effect on October 8, 2014 (the day following the installation of Petróleos Mexicanos’ new Board of Directors), with the exception of certain provisions. This law repeals the Petróleos Mexicanos Law that took effect on November 29, 2008;

•	Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law);

•	Ley de los Órganos Reguladores Coordinados en Materia Energética (Coordinated Energy Regulatory Bodies Law);

•	Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency of Industrial Safety and Environmental Protection for the Hydrocarbons Sector Law); and

•	Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development Law).

The Secondary Legislation also includes amendments to several laws, including the following:

•	Ley Federal de las Entidades Paraestatales (Federal Law of Public Sector Entities);

•	Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability);

•	Ley General de Deuda Pública (General Law of Public Debt);

•	Ley Federal de Derechos (Federal Duties Law);

•	Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and

•	Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leases and Services of the Public Sector).

We describe below the key features of the Secondary Legislation that relate to our corporate structure and operations:

•	Third-party participation: The new regulatory framework established pursuant to the Hydrocarbons Law allows third parties to participate in certain activities in the Mexican hydrocarbons industry that were previously reserved to us.

•	Our transformation into a productive state-owned company: Upon the effectiveness of the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity into an empresa productiva del estado (productive state-owned company) wholly owned by the Federal Government of Mexico.

•	Corporate reorganization: On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the Director General’s proposal for the corporate reorganization of PEMEX. Pursuant to this reorganization plan, the four existing subsidiaries of Petróleos Mexicanos will be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing subsidiaries. The first of these productive state-owned subsidiaries, Exploración y Producción (Exploration and Production), will subsume the existing subsidiary, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, Transformación Industrial (Industrial Transformation) will comprise the following existing subsidiaries: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of the corporate reorganization plan, the Board of Directors also approved the creation of the following five productive state-owned subsidiaries, each of which is scheduled to become an affiliate of Petróleos Mexicanos in 2015:

•	Perforación (Drilling): This entity will perform drilling services.

•	Logística (Logistics): This entity will provide land, maritime and pipeline transportation to PEMEX and third parties.

•	Cogeneración y Servicios (Cogeneration and Services): This entity will aim to maximize energy use in our operations by utilizing the heat and steam generated in our industrial processes.

•	Fertilizantes (Fertilizers): This entity will integrate the ammonia production chain up to the point of sale of fertilizers.

•	Etileno (Ethylene): This entity separates the ethylene business in order to take advantage of the integration of the ethylene production chain.

Within 90 days of the approval of the corporate reorganization plan, PEMEX’s management team is to propose Estatutos Orgánicos (Organic Statutes) and Acuerdos de Creación (Creation Resolutions) for each of the new productive state-owned subsidiaries. As of the date of this report, none of the productive state-owned subsidiaries have been formed.

•	Corporate actions: The Petróleos Mexicanos Law establishes a framework for the regulation of certain of our corporate actions relating to acquisitions, leases and property, as well as our Board of Directors’ decision-making with respect to compensation, budgetary issues and our debt levels, subject to certain restrictions.

•	Pension liabilities: The Secondary Legislation enables the Mexican Government to assume a portion of our unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2013, was equal to approximately U.S. $85.6 billion. In turn, we are required to renegotiate the collective bargaining agreement between Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) and modify the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation for White Collar Employees of Petróleos Mexicanos and Subsidiary Entities) in order to meet the following conditions, among others, within a year of the relevant provisions of the Secondary Legislation taking effect:

•	offering our new employees individualized defined contribution plans through the Sistema de Ahorro para el Retiro (Retirement Saving System) in Mexico;

•	adjusting the parameters of our retirement plans, including an increase in the retirement age; and

•	the audit of our pension liabilities by the Auditoría Superior de la Federación (Superior Audit Office of the Federation).

The Mexican Government may assume a portion of our pension liabilities equivalent to the reduction in liabilities achieved through changes to our pension system. However, the actual amount of our pension liabilities that this portion will represent has not yet been determined as of the date of this report.

On December 2, 2014, the Secretaría de Energía (Ministry of Energy) announced in the Official Gazette of the Federation that the provisions of the Petróleos Mexicanos Law relating to the special regime governing our budget, debt levels, acquisitions, leases, services, public works, administrative liabilities, assets and compensation had taken effect as a result of (i) the installation of the new Board of Directors of Petróleos Mexicanos and (ii) the implementation of the new mechanisms for oversight, transparency and accountability in accordance with the Petróleos Mexicanos Law.

Round Zero

The transitional articles of the Energy Reform Decree outlined a process, commonly referred to as Round Zero, for the determination of our initial allocation of rights to continue to carry out exploration and production activities in Mexico. The Ministry of Energy, with technical assistance from the NHC, evaluated our request to be assigned oil and gas exploration and extraction rights in certain areas based on our technical, financial and operational capabilities. On August 13, 2014, the Ministry of Energy published the results of Round Zero, pursuant to which we were assigned rights corresponding to areas that together contain 96% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013. We believe that these assignments will allow us to maintain our current production and provide sufficient exploration opportunities to increase our production in the long term, thereby permitting us to compete effectively in the Mexican hydrocarbons industry.

Pursuant to the Secondary Legislation, we may modify our existing Integrated Exploration and Production Contracts (which we refer to as Integrated E&P Contracts) and Financed Public Works Contracts (which we refer to as FPWC) to adopt the new contractual arrangements for exploration and extraction activities provided for under the new legal framework.

We plan to modify the terms of the Integrated E&P Contracts corresponding to the Santuario and Magallanes fields in the Southern region of Mexico and the Altamira, Pánuco, San Andrés, Tierra Blanca, Ébano, Nejo and Arenque fields in the Northern region of Mexico by February 2015. We also plan to modify the FPWCs corresponding to the Olmos, Pirineo and Misión fields of the Burgos business unit in the Northern region during the same period.

Between February and August 2015, we plan to modify ten additional contracts, including the Integrated E&P Contracts corresponding to (i) the Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapan fields located in the Chicontepec basin, (ii) the Carrizo field in the Samaria business unit and (iii) the FPWCs corresponding to the Cuervito, Fronterizo and Monclova fields of the Burgos business unit.

For more information regarding these contracts, please see Item 4—Information on the Company—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts.” and “—Financed Public Works Contracts” in the Form 20-F.

In the short term, we have identified ten opportunities for joint ventures with third parties, referred to as “farm-out” agreements, from the areas assigned to us pursuant to Round Zero. The selected areas were identified on the basis of their technical complexity, capital requirements and other strategic considerations. We hope that these strategic partnerships will help us increase production levels, accelerate field development, gain access to new technologies and best practices in the industry and reduce our capital commitments. The following table sets forth, by field type, the areas that we plan to explore and develop through strategic partnerships:

Type	Area
Mature onshore fields...................................................	Rodador Ogarrio Cárdenas–Mora

Mature offshore fields...................................................	Bolontikú Sinán Ek

Heavy crude oil offshore fields.....................................	Ayatsil Tekel Utsil

Large natural gas deepwater fields...............................	Kunah Piklis

Área Perdido deepwater fields......................................	Trión Exploratus

As of the date of this report, we continue to evaluate the areas assigned to us pursuant to Round Zero to identify additional opportunities for strategic partnerships to pursue as part of the Round One bidding process.

Round One

Areas that we did not request or were not assigned to us pursuant to Round Zero will be subject to a competitive bidding process open to participation by us and third parties, which is commonly referred as Round One. The Mexican Government has announced that the tender process for Round One is scheduled to begin in early 2015 and that contracts are expected to be awarded later that year. Round One is expected to include 169 blocks—109 exploration blocks and 60 production blocks—covering an aggregate area of approximately 28,500 square kilometers.

Selected Financial Data

The selected financial data as of December 31, 2013 and September 30, 2014 and for the nine-month periods ended September 30, 2013 and 2014 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

In this report we include selected financial data from our statement of financial position as of September 30, 2014 and from our statement of comprehensive income and our statement of cash flows for the nine-month periods ended September 30, 2014. In addition, we include selected financial data from our statements of financial position as of December 31, 2013, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2013 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31, 2013	September 30,
		2013	2014
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	1,198,710	1,222,538
Operating income	n.a.	591,141	522,345
Financing income	n.a.	1,753	1,772
Financing cost	n.a.	(28,230)	(33,767)
Derivative financial instruments income (cost)—Net	n.a.	1,176	(5,644)
Exchange gain (loss)—Net	n.a.	303	(9,505)
Net (loss) for the period	n.a.	(92,584)	(147,966)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	80,746	n.a.	98,188
Total assets	2,047,390	n.a.	2,076,700
Long-term debt	750,563	n.a.	867,482
Total non-current liabilities	1,973,446	n.a.	2,145,059
Total equity (deficit)	(185,247)	n.a.	(332,115)
Statement of Cash Flows
Depreciation and amortization	n.a.	111,906	111,586
Acquisition of wells, pipelines, properties, plant and equipment(2)	n.a.	140,719	152,730
Other Financial Data
Ratio of earnings to fixed charges(3)	—	—	—

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness. Earnings for the year ended December 31, 2013 and for the nine months ended September 30, 2013 and 2014 were insufficient to cover fixed charges, which exceeded earnings by Ps. 163,803 million, Ps. 87,111 million and Ps. 147,152 million during these periods, respectively.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at September 30, 2014.

	At September 30, 2014(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	654,464	U.S.$	48,644
Long-term domestic debt		213,018		15,833

Total long-term debt(3)		867,482		64,477

Certificates of Contribution “A”(4)		114,605		8,518
Mexican Government contributions to Petróleos Mexicanos		113,731		8,453
Legal reserve		1,002		74
Accumulated other comprehensive result		(126,393)		(9,394)
(Deficit) from prior years		(287,606)		(21,377)
Net loss for the period		(147,759)		(10,982)

Total controlling interest		(332,421)		(24,708)

Total capitalization	Ps.	535,061	U.S.$	39,769

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4541 = U.S. $1.00 at September 30, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2014, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 128,103 million (U.S. $9,522 million) at September 30, 2014.
(4)	Equity instruments held by the Mexican Government.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Nine months Ended September 30, 2014 Compared to the Nine months Ended September 30, 2013

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Nine months ended September 30,(1)
	2013		2014(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	678,578	Ps.	715,710	U.S.$	53,196
Export		512,718		500,245		37,182
Services income		7,414		6,582		489

Total sales		1,198,710		1,222,538		90,867
Cost of sales		590,392		623,348		46,331

Gross income		608,318		599,190		44,536
General expenses		97,838		102,579		7,624
Other revenues and expenses—Net(3)		80,661		25,734		1,913

Operating income		591,141		522,345		38,824
Financing income		1,753		1,772		132
Financing cost		(28,230)		(33,767)		(2,510)
Derivative financial instruments income (cost)—Net		1,176		(5,644)		(420)
Exchange gain (loss)—Net		303		(9,505)		(706)
Profit (loss) sharing in associates		(155)		1,905		142

Income before taxes, duties and other		565,989		477,106		35,462
Total taxes, duties and other		658,573		625,073		46,460

Net loss for the period	Ps.	(92,584)	Ps.	(147,966)	U.S.$	(10,998)
Other comprehensive results for the period		3,157		2,682		199

Comprehensive result for the period	Ps.	(89,427)	Ps.	(145,285)	U.S.$	(10,799)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4541 = U.S. $1.00 at September 30, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the first nine months of 2013 and 2014, when the IEPS tax rate was negative.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 2.0% in the first nine months of 2014, from Ps. 1,198.7 billion in the first nine months of 2013 to Ps. 1,222.5 billion in the first nine months of 2014. This increase in total sales was primarily due to the factors described under “Domestic Sales” and “Export Sales” below.

Domestic Sales

Domestic sales increased by 5.5% in the first nine months of 2014, from Ps. 678.6 billion in the first nine months of 2013 to Ps. 715.7 billion in the first nine months of 2014, primarily due to increases in sales prices of natural gas, diesel, gasoline and liquefied petroleum gas, which were partially offset by lower sales volumes of fuel oil as a result of the Comisión Federal de Electricidad (Federal Electricity Commission) replacing fuel oil with lower-cost natural gas to operate its plants during this period.

Domestic sales of dry natural gas increased by 22.9% in the first nine months of 2014, from Ps. 50.5 billion in the first nine months of 2013 to Ps. 62.1 billion in the first nine months of 2014, primarily due to increases in sales prices and an increase in demand from the Federal Electricity Commission.

Domestic sales of petroleum products increased by 3.9% in the first nine months of 2014, from Ps. 600.1 billion in the first nine months of 2013 to Ps. 623.8 billion in the first nine months of 2014, primarily due to increases in the sales prices of gasoline and diesel. This increase was partially offset by a decrease in the sales volumes of Magna gasoline, fuel oil and other petroleum products.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 1.4%, from Ps. 28.0 billion in the first nine months of 2013 to Ps. 28.4 billion in the first nine months of 2014, primarily due to an increase in the sales price of polyethylene.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made), decreased by 2.4% in the first nine months of 2014, from Ps. 512.7 billion in the first nine months of 2013 to Ps. 500.2 billion in the first nine months of 2014, primarily due to a 6.9% decrease in the weighted average prices of export crude oil and a 4.8% decrease in export crude oil sales volume resulting from a decrease in the availability of crude oil for export.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 6.0%, from Ps. 461.1 billion in the first nine months of 2013 to Ps. 433.6 billion in the first nine months of 2014. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 8.8%, from U.S. $36.3 billion in the first nine months of 2013 to U.S. $33.1 billion in the first nine months of 2014, primarily due to a decrease in export sales prices and volume.

Crude oil and condensate export sales accounted for 86.9% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2014, as compared to 89.4% in the first nine months of 2013. Crude oil and condensate export sales decreased in peso terms by 8.6%, from Ps. 412.1 billion in the first nine months of 2013 to Ps. 376.8 billion in the first nine months of 2014, primarily due to a 6.9% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $100.69 per barrel in the first nine months of 2013 to U.S. $93.77 in the first nine months of 2014. The volume of crude oil exports decreased by 4.3%, from 1,173 thousand barrels per day in the first nine months of 2013 to 1,122 thousand barrels per day in the first nine months of 2014, primarily due to a decrease in crude oil production.

Export sales of petroleum products represented 12.8% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2014, as compared to 10.2% in the first nine months of 2013. Export sales of petroleum products increased by 17.2%, from Ps. 47.2 billion in the first nine months of 2013 to Ps. 55.3 billion in the first nine months of 2014, primarily due to an increase in the volume of fuel oil available for sale as a result of the Federal Electricity Commission’s decreased demand for this product and an increase in the volume of liquefied petroleum gas sold.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2013 and 2014 (0.37% and 0.32%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 17.6%, from Ps. 1.7 billion in the first nine months of 2013 to Ps. 1.4 billion in the first nine months of 2014, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur, ammonia and ethylene.

Services Income

Services income decreased by 10.8% in the first nine months of 2014, from Ps. 7.4 billion in the first nine months of 2013 to Ps. 6.6 billion in the first nine months of 2014, mainly as a result of a decrease in the amount of fees collected in connection with freight and pipeline transportation services provided to third parties. This decrease was partially offset by insurance revenues from Kot Insurance Company, AG, one of our wholly-owned subsidiary companies, which reinsures our policies held through local insurance carriers.

Cost of Sales

Cost of sales increased by 5.6%, from Ps. 590.4 billion in the first nine months of 2013 to Ps. 623.3 billion in the first nine months of 2014. This increase was primarily due to an increase in the costs of purchases of imported products, including (i) a Ps. 31.5 billion increase in the costs associated with our subsidiary companies, mainly due to the resumption of operations at the refinery located in Deer Park, Texas; (ii) a Ps. 7.7 billion increase in the costs of purchases of imported diesel; and (iii) a Ps. 9.8 billion increase in the costs of purchases of imported liquefied gas and imported natural gas. This increase in cost of sales is further explained by (i) a Ps. 3.3 billion increase in costs associated with maintenance and repair of our productive business units; (ii) a Ps. 0.9 billion increase in expenses incurred in connection with unsuccessful wells; and (iii) a Ps. 1.8 billion increase in costs associated with exploration activities carried out to maintain optimum hydrocarbon production. This increase was partially offset by a Ps. 9.8 billion decrease in fuel oil purchases due to a decrease in the Federal Electricity Commission’s demand for fuel oil and a Ps. 0.9 billion decrease in the costs of purchases of imported premium gasoline.

General Expenses

General expenses increased by 4.9%, from Ps. 97.8 billion in the first nine months of 2013 to Ps. 102.6 billion in the first nine months of 2014. This increase was primarily due to a Ps. 3.4 billion increase in the net cost of employee benefits related to general expenses for the period as a result of salary increases, the financial impact of an additional year of seniority granted to all employees and changes to the assumptions used in actuarial calculations.

Other Revenues and Expenses, Net

Other revenues and expenses, net, decreased by Ps. 55.0 billion, or 68.2%, from net revenues of Ps. 80.7 billion in the first nine months of 2013 to net revenues of Ps. 25.7 billion in the first nine months of 2014. This decrease was primarily due to a lower credit attributable to the negative IEPS tax rate, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. The credit attributable to the negative IEPS tax rate decreased by Ps. 38.6 billion, from Ps. 79.3 billion in the first nine months of 2013 to Ps. 40.7 billion in the first nine months of 2014, due to a decrease in the difference between domestic retail prices and international reference prices for gasoline and diesel in the first nine months of 2014 as compared to the corresponding period of 2013. In addition, other revenues and expenses, net, decreased due to a Ps. 14.9 billion impairment of fixed assets at the Burgos business unit during the first nine months of 2014 that resulted from a decline in international natural gas sales prices and the negative effect of changes in the valuation of future cash flows from the hydrocarbons reserves corresponding to the Burgos business unit. Other revenues and expenses, net, also decreased during the first nine months of 2014 as a result of the positive effect during the first nine months of 2013 of the collection of a Ps. 3.8 billion judgment.

Financing Income

As compared to the first nine months of 2013, financing income remained relatively constant at Ps. 1.8 billion in the first nine months of 2014.

Financing Cost

Financing cost increased by Ps. 5.6 billion, from Ps. 28.2 billion in the first nine months of 2013 to Ps. 33.8 billion in the first nine months of 2014. This increase was primarily due to an increase in loans obtained from financial institutions and other costs.

Derivative Financial Instruments (Cost) Income, Net

Derivate financial instruments (cost) income, net, decreased by Ps. 6.7 billion in the first nine months of 2014, from a gain of Ps. 1.2 billion in the first nine months of 2013 to a loss of Ps. 5.6 billion during the first nine months of 2014. This decrease was primarily due to losses associated with cross-currency swaps.

Exchange Gain (Loss), Net

A substantial portion of our indebtedness, 76.3% as of September 30, 2014, is denominated in foreign currencies. Our exchange gain, net, decreased by Ps. 9.8 billion, from an exchange gain of Ps. 0.3 billion in the first nine months of 2013 to an exchange loss of Ps. 9.5 billion in the first nine months of 2014. This decrease primarily resulted from the depreciation of the peso against the pound sterling during the first nine months of 2014, which was only partially offset by the appreciation of the peso against the U.S. dollar during the first nine months of 2014, in each case as compared to the same period of 2013.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid decreased by 5.1%, from Ps. 658.6 billion in the first nine months of 2013 to Ps. 625.1 billion in the first nine months of 2014, largely due to a 6.9% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $100.70 per barrel in the first nine months of 2013 to U.S. $93.77 per barrel in the same period of 2014. As a result, taxes and duties represented 51.1% of total sales in the first nine months of 2014, as compared to 54.9% in the first nine months of 2013.

Net Loss

In the first nine months of 2014, we reported a net loss of Ps. 148.0 billion (U.S. $11.0 billion) on Ps. 1,222.5 billion in total sales, as compared to a net loss of Ps. 92.6 billion (U.S. $6.9 billion) on Ps. 1,198.7 billion in total sales in the first nine months of 2013. This increase in net loss during the first nine months of 2014 is primarily explained by: (i) a decrease in other revenues and expenses, net, due primarily to a lower credit attributable to the negative IEPS tax rate and (ii) an increase in cost of sales and general expenses. This increase was only partially offset by a 5.5% increase in domestic sales during this period.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first nine months of 2014, net funds used in operating activities totaled Ps. 55.2 billion, as compared to Ps. 140.3 billion in the first nine months of 2013. During the first nine months of 2014, our net cash flows from financing activities totaled Ps. 104.3 billion, as compared to net cash flows used in financing activities of Ps. 6.9 billion in the first nine months of 2013. During the first nine months of 2014, new financings totaled approximately Ps. 227.8 billion and payments of principal and interest totaled Ps. 122.0 billion, as compared to approximately Ps. 178.8 billion and Ps. 187.0 billion, respectively, during the first nine months of 2013. During the first nine months of 2014, we applied net funds of Ps. 152.7 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 140.7 billion in the first nine months of 2013.

At September 30, 2014, our cash and cash equivalents totaled Ps. 98.2 billion, as compared to Ps. 80.7 billion at December 31, 2013.

Recent Financing Activities

During the period from May 16 to December 5, 2014, Petróleos Mexicanos participated in the following financing activities:

•	On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000,000 aggregate principal amount of its Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,353,100,000 of Certificados Bursátiles in the form of global depositary notes (or GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 8,646,900,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the third reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014; and the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to the Unidades de Inversión (or UDI) equivalent of Ps. 2,500,000,000, which was a reopening of the same series originally issued on January 30, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 26, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000,000; the facility bears interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or TIIE) and matures on July 25, 2024.

•	On September 8, 2014, Petróleos Mexicanos amended the terms of its syndicated credit facility entered into in July 2014 in order to increase the amount available thereunder from Ps. 26,000,000,000 to Ps. 30,000,000,000. The facility bears interest at a floating rate linked to the TIIE and matures on July 25, 2024. On September 10, 2014, Petróleos Mexicanos borrowed the full amount available under this facility.

•	On September 11, 2014, Petróleos Mexicanos issued Ps. 19,999,269,100 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 3,418,200 of Certificados Bursátiles in the form of global depositary notes (GDNs) and (ii) a concurrent offering to the public in Mexico of Ps. 16,581,069 of Certificados Bursátiles not represented by GDNs. This issuance represented the fourth reopening of Petróleos Mexicanos’ Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Certificados Bursátiles in two tranches: (i) one at a floating rate due 2019 in an aggregate principal amount of Ps. 5,000,000,000, which was the fourth reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 968,671,700 UDIs, equivalent to Ps. 5,000,730,842, which was the second reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 14, 2014, Petróleos Mexicanos issued U.S. $500,000,000 of notes due 2025, which bear interest at LIBOR for three months plus 0.35%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On October 15, 2014, Petróleos Mexicanos issued U.S. $2,500,000,000 of debt securities under its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (i) U.S. $1,000,000,000 of its 4.250% Notes due 2025 and (ii) U.S. $1,500,000,000 of its 5.50% Bonds due 2044, which was the second reopening of its 5.50% Bonds due 2044 originally issued on June 26, 2012 and subsequently reopened on October 19, 2012. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 20, 2014, Petróleos Mexicanos issued U.S. $500,000,000 of notes due 2025, which bear interest at a fixed rate of 2.378%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On November 27, 2014, Petróleos Mexicanos issued in the Mexican market, Ps. 15,000,000,000 aggregate principal amount of Certificados Bursátiles in three tranches: one at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 8,301,388,800; the second at a floating rate due 2020 in an aggregate principal amount of Ps. 5,000,000,000; and the third at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 325,000,000 UDIs, equivalent to Ps. 1,698,611,200. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

During the period from May 15 to December 5, 2014, P.M.I. Holdings, B.V. obtained U.S. $5,812,000,000 in financing from its revolving credit line and repaid U.S. $4,672,000,000.

Indebtedness

During the first nine months of 2014, our total debt increased by 18.4%, from Ps. 841.2 billion at December 31, 2013 to Ps. 995.6 billion at September 30, 2014, primarily due to the financing activities undertaken during this period, as described in Note 12 to the unaudited condensed consolidated interim financial statements included herein.

At September 30, 2014 and as of the date of this report, we were not in default on any of our financing agreements.

Amendments to Certain Financing Agreements

In order to align certain of our financing agreements with the changes resulting from the Energy Reform Decree and the Secondary Legislation described above under “Energy Reform,” we have obtained consents from our bondholders and lenders to amend provisions in these financing agreements that relate to Petróleos Mexicanos’ characterization as a legal entity under Mexican law and to our exclusive authority to participate on behalf of the Mexican government in the oil and gas sector in Mexico, each of which has changed as a result of the Energy Reform Decree. On June 25, 2014, we obtained the requisite number of consents from bondholders to amend the instruments governing approximately U.S. $41.4 billion aggregate principal amount of our outstanding debt securities and on September 10, 2014, we obtained the requisite number of consents from bondholders to amend an indenture governing approximately ¥30.0 billion aggregate principal amount of our outstanding debt securities. We have obtained additional consents and waivers from banks and certain other creditors with respect to other financing agreements that contain similar provisions.

For more information regarding the Energy Reform Decree and its potential impact on us, please see “Item 4—Information on the Company—History and Development—Energy Reform” in our Form 20-F.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2013		2014
Operating Highlights
Production
Crude oil (tbpd)		2,522		2,452
Natural gas (mmcfpd)		6,355		6,520
Petroleum products (tbpd)		1,293		1,237
Petrochemicals (tt)(1)		5,671		5,534

Average crude oil exports (tbpd)(2)
Olmeca		105.15		87.48
Isthmus		88.42		126.35
Maya		979.92		908.53

Total		1,173.49		1,122.36

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	32,260	U.S. $	28,733

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	100.70	U.S. $	102.45
Isthmus		108.08		100.65
Maya		99.06		92.09

Weighted average price(4)		100.70		93.77

West Texas Intermediate crude oil average price per barrel(5)	U.S. $	96.90	U.S. $	90.70

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
(1)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of September 30, 2014.
(3)	Average price during period indicated based on billed amounts.
(4)	On December 5, 2014, the weighted average price of PEMEX’s crude oil export mix was U.S. $58.98 per barrel.
(5)	On December 5, 2014, the West Texas Intermediate crude oil spot price was U.S. $65.89 per barrel.

Source:	Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 2.8% in the first nine months of 2014, from 2,522 thousand barrels per day in the first nine months of 2013 to 2,452 thousand barrels per day in the first nine months of 2014. This decrease was mainly due to:

•	a 6.3% decrease in the production of heavy crude oil, primarily due to (i) an increase in the fractional water flow of wells; (ii) a natural decline in production at the fields located in the Cantarell business unit in the Northeastern Marine region; and (iii) annual maintenance of equipment located in the Yùum K’Ak’Náab Floating Production Storage and Offloading “FPSO” vessel located in the Ku-Maloob-Zaap business unit in the Northeastern Marine region; and

•	a 1.1% decrease in the production of extra-light crude oil, primarily due to (i) a natural decline in production at the Crudo Ligero Marino project in the Southwestern Marine region and (ii) an increase in the fractional water flow of wells at the Pijije and Sen fields of the Delta del Grijalva project located in the Southern region.

This decrease was partially offset by the initiation of production at the Xux field in the Southwestern Marine region and a 2.4% increase in the production of light crude oil, primarily at the Kuil, Onel, Chuhuk and Tsimin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region, at the Artesa field in the Southern region and at the Gasífero and Bedel fields in the Northern region. As of September 30, 2014, average aggregate production in these fields reached 161 thousand barrels per day.

Natural gas production increased by 2.6% in the first nine months of 2014, from 6,355 million cubic feet per day in the first nine months of 2013 to 6,520 million cubic feet per day in the first nine months of 2014. This increase was primarily the result of an increase in associated gas production at the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, the Litoral de Tabasco business unit in the Southwestern Marine region and the Cinco Presidentes business unit in the Southern region. This increase was partially offset by (i) a decline in non-associated gas production during the period, primarily due to a scheduled reduction in drilling activities and the completion of wells at the Veracruz and Burgos business units in the Northern region and (ii) a decrease in associated gas production in the Southern region during the period, primarily due to an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo business unit.

Production of petroleum products decreased by 4.3% in the first nine months of 2014, from 1,293 thousand barrels per day in the first nine months of 2013 to 1,237 thousand barrels per day in the first nine months of 2014. This decrease was primarily due to a decrease in the total amount of crude oil processed during this period due to scheduled maintenance activities and unscheduled maintenance work. Nevertheless, the amount of petroleum products with greater value added represented a slightly higher portion of total petroleum product output during the first nine months of 2014 as compared to the first nine months of 2013.

Petrochemicals production decreased by 2.4% in the first nine months of 2014, from 5,671 thousand tons in the first nine months of 2013 to 5,534 thousand tons in the first nine months of 2014. This decrease was primarily due to (i) a decrease in production in the ethane derivatives chain, mainly due to the transfer of production of vinyl chloride and muriatic acid to the joint venture between Pemex-Petrochemicals and Mexichem, S.A.B. de C.V. in September 2013, (ii) an unscheduled shutdown of the linear low density polyethylene production line and (iii) a decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline as a result of its increased use as an input for processing at the CCR plant.

This decrease was partially offset by an increase in the production of:

•	the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of the aromatics plants at the Cangrejera petrochemical complex;

•	the propylene and derivatives chain, due to greater availability of propylene and to the stabilization of the acrylonitrile production plant; and

•	the methane derivatives chain due to the increased availability of natural gas, which increased ammonia output, and to the stabilization of the methanol production plant.

Refining

Investments

On December 3, 2014, we announced the commencement of renovations to upgrade and reconfigure the Miguel Hidalgo refinery in Tula. This project is expected to cost approximately U.S. $4.6 billion and is scheduled to be completed by early 2018. We believe that renovating and reconfiguring the existing refinery is a more efficient and cost-effective way to increase fuel production and begin closing the gap between domestic fuel supply and demand levels than building a new refinery in the region.

On the same day, we also announced the construction of a new storage and distribution facility, which will be built adjacent to the Miguel Hidalgo refinery on land donated by the government of Hidalgo. The construction of this facility is expected to require an investment of approximately U.S. $1.2 billion. We expect to invest a total of approximately U.S. $20.0 billion over the coming years in refining projects, including projects to renovate our refineries in Tula, Salamanca and Salina Cruz and certain of our ultra-low sulfur gasoline and diesel plants. For more information regarding our investments in refining projects, please see “Item 4—Information on the Company—Business Overview—Refining” in the Form 20-F.

Gas and Basic Petrochemicals

Los Ramones Gas Pipeline

The Los Ramones pipeline project, which is being implemented in two phases, is part of a strategy to supply central Mexico with natural gas imported from the United States. Phase one, which consists of the construction of a pipeline from the U.S. border near Ciudad Camargo, Tamaulipas to Los Ramones, Nuevo León, was completed on December 2, 2014, at which point this pipeline began operating. Phase two of the project, which consists of a pipeline from Los Ramones to Apaseo el Alto, Guanajuato, is further subdivided into two stages, Ramones Norte and Ramones Sur, which refer to the northern and southern portions of that pipeline, respectively.

On July 9, 2014, we announced that TAG Pipelines Norte, S. de R.L. de C.V. (an indirect subsidiary of Pemex-Gas and Basic Petrochemicals) had entered into a contract with a consortium formed by Odebrecht, Techint and Arendal for the engineering, procurement and construction of phase two of the Ramones Norte stage of the pipeline.

On September 11, 2014, we announced the commencement of phase two of the Los Ramones pipeline project, which consists of the construction of a pipeline that is expected to have a capacity of 1.4 billion cubic feet of natural gas per day. The phase two natural gas pipeline will measure approximately 42 inches in diameter and approximately 740 kilometers in length, and will run from northern to central Mexico, through the states of Nuevo León, Tamaulipas, San Luis Potosí, Queretaro and Guanajuato. Phase two of the project is expected to require a total investment of approximately U.S. $2.0 billion and is expected to be completed and begin operating in December 2015. The northern portion of the pipeline, Ramones Norte, will measure approximately 447 kilometers in length and will run from Los Ramones, Nuevo León, to San Luis Potosí. Ramones Norte is expected to require an estimated U.S. $1.1 billion investment. The southern portion of the pipeline, Ramones Sur, will measure approximately 292 kilometers in length and will run from San Luis Potosí, San Luis Potosí, to Apaseo El Alto, Guanajuato. Ramones Sur is expected to require an estimated U.S. $0.9 billion investment. For more information regarding the Los Ramones pipeline project, please see “Item 4—Information on the Company—Gas and Basic Petrochemicals—Pipelines—Los Ramones Gas Pipeline” in the Form 20-F.

Liquefied Natural Gas Export Terminal

On November 5, 2014, we announced plans to develop a liquefied natural gas liquefaction facility near Salina Cruz, in the state of Oaxaca, in order to export liquefied natural gas to Asia. The facility would be connected by pipeline to our natural gas fields located in the southern Gulf of Mexico. Construction of the facility, which is expected to be carried out in cooperation with third parties, would require a total investment of approximately U.S. $6.0 billion. As of the date of this report, we are conducting feasibility studies to evaluate possible sites for the facility and the technological requirements of the project.

Petrochemicals

Camargo Petrochemicals Plant

On December 9, 2014, we announced the commencement of the renovation of the ammonia plant located in Camargo, Chihuahua, which has been inactive since 2002. This project, which is part of our strategy to increase fertilizer production, is expected to cost U.S. $35.0 million and to produce approximately 132 million tons of ammonia per year once it becomes operational in the first half of 2016. On the same day, we also announced our plan to invest approximately U.S. $60.0 million to construct a new natural gas compression station in Camargo, which is intended to supply the Camargo petrochemicals plant, as well as other industries in the region.

PEMEX Corporate Matters

Investment in Repsol

On June 4, 2014, we announced the sale of a total of 104,057,057 shares of Repsol S.A. (which we refer to as Repsol), representing 7.86% of Repsol’s share capital, at a price of €20.10 per share. Prior to the sale, these shares were held by Petróleos Mexicanos and P.M.I. Holdings, B.V., a wholly owned subsidiary. As of the date of this report, our share of the economic and voting rights in Repsol is 1.45%. For more information regarding our investment in Repsol, please see “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” in the Form 20-F.

Collaboration and Other Agreements

On September 25 and 26, 2014 at the World National Oil Companies Congress, Petróleos Mexicanos signed a memorandum of understanding with each of: (1) Petronas and YPF SA, (2) BHP Billiton and (3) Oil and Natural Gas Corporation Limited, through which the parties indicated their intent to: (i) analyze business opportunities in deep water, mature fields and heavy and extra-heavy crude oil; (ii) assess natural gas infrastructure; and (iii) exchange best practices for sustainable development, environmental protection and exploration and production activities.

On October 2, 2014, Petróleos Mexicanos and Exxon Mobil signed a memorandum of understanding with the aim of identifying business opportunities in exploration, production and industrial transformation processes with a focus on sustainable development and environmental stewardship, as well as exchanging best practices for the development of human capital and industrial safety.

On October 17, 2014, Petróleos Mexicanos and Pacific Rubiales signed a memorandum of understanding to identify opportunities for collaboration in exploration and production activities, hydrocarbons transportation, electricity generation and the exchange of best practices for industrial safety training and health-at-work initiatives.

On October 26, 2014, Petróleos Mexicanos and Chevron signed a memorandum of understanding with the aim of establishing opportunities for cooperation in mutually beneficial projects related to deep water, heavy crude oil and the revitalization of mature fields, among other things. This memorandum of understanding also lays the foundation for collaboration in connection with natural gas production, refining and fuel distribution and carbon-dioxide emissions reduction.

On October 29, 2014, Petróleos Mexicanos, through PMI CIM, and Kuwait Foreign Petroleum Exploration Company signed a memorandum of understanding to share technical and commercial information for the evaluation and development of joint business opportunities in oil and gas exploration and production, both in Mexico and abroad.

On October 30, 2014, Petróleos Mexicanos and Eni S.p.A., an Italian oil and gas company, signed a memorandum of understanding to identify opportunities for collaboration in exploration and refining activities, natural gas and petrochemical production, technological development, emission reduction, as well as the exchange of best practices for the development of human capital.

On November 13, 2014, Petróleos Mexicanos and CNOOC, a Chinese state-owned oil and gas company, the China Development Bank and the Industrial and Commercial Bank of China signed memoranda of understanding which intend to, among other things, encourage cooperation among the parties with respect to technical, human resources and financial matters.

On December 4, 2014, Petróleos Mexicanos and Reliance Industries Limited, an Indian oil and gas company, signed a memorandum of understanding to collaborate in the development of new technologies and human capital. This memorandum of understanding also lays the foundation for collaboration and the possibility of joint business opportunities in exploration, production, refining and downstream activities.

These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

PEMEX’s Internal Monitoring

On August 8, 2014, an explosion occurred at the refinery located in Ciudad Madero, Tamaulipas in northeastern Mexico. As a result of the explosion, four workers died and eight others were injured. The accident occurred at a coker plant, which was out of operation and undergoing maintenance at the time of the explosion. The explosion did not cause a fire or any damage to the refinery. A root cause analysis of the explosion concluded that the primary causes of the accident were the lack of blind flanges on the lines directly connected to the coke drum and a lack of supervision over operational parameters.

Directors, Senior Management and Employees

Recent Appointments

Effective June 1, 2014, the President of Mexico appointed Mr. Gustavo Hernández García as Director General of Pemex-Exploration and Production. Mr. Hernández García had been serving as Acting Director General of Pemex-Exploration and Production since February 2014.

On October 7, 2014, in accordance with the Petróleos Mexicanos Law, the new Board of Directors of Petróleos Mexicanos was formally installed. The new Board of Directors consists of the following members:

•	Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy;

•	Mr. Luis Videgaray Caso, Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit;

•	Mr. Ildefonso Guajardo Villarreal, Board Member of Petróleos Mexicanos and Secretary of Economy;

•	Mr. Juan José Guerra Abud, Board Member of Petróleos Mexicanos and Secretary of the Environment and Natural Resources;

•	Ms. María de Lourdes Melgar Palacios, Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Alberto Tiburcio Celorio, Independent Board Member of Petróleos Mexicanos;

•	Mr. Octavio Francisco Pastrana Pastrana, Independent Board Member of Petróleos Mexicanos;

•	Mr. Jorge José Borja Navarrete, Independent Board Member of Petróleos Mexicanos;

•	Mr. Jaime Lomelín Guillén, Independent Board Member of Petróleos Mexicanos; and

•	Mr. Carlos Elizondo Mayer-Serra, Independent Board Member of Petróleos Mexicanos.

On October 14, 2014, the Board of Directors of Petróleos Mexicanos appointed members to each of the committees described below.

Audit Committee

The Audit Committee of the Board of Directors of Petróleos Mexicanos is required, among other duties, to oversee our management and evaluate our financial and operational performance, as well as to propose the appointment of external auditors to the Board of Directors of Petróleos Mexicanos.

The Audit Committee consists of the following members:

•	Mr. Alberto Tiburcio Celorio, Independent Board Member of Petróleos Mexicanos and Chairman of the Audit Committee;

•	Mr. Octavio Francisco Pastrana Pastrana, Independent Board Member of Petróleos Mexicanos; and

•	Mr. Jorge José Borja Navarrete, Independent Board Member of Petróleos Mexicanos.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is chaired by an independent member of the Board of Directors of Petróleos Mexicanos and, among other duties, proposes the compensation of the Director General and other members of senior management of Petróleos Mexicanos, up to three levels below the Director General.

The Human Resources and Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Carlos Elizondo Mayer-Serra, Independent Board Member of Petróleos Mexicanos and Chairman of the Human Resources and Compensation Committee;

•	Mr. Octavio Francisco Pastrana Pastrana, Independent Board Member of Petróleos Mexicanos;

•	Mr. Luis Videgaray Caso, Board Member of Petróleos Mexicanos;

•	Mr. Ildefonso Guajardo Villarreal, Board Member of Petróleos Mexicanos; and

•	Mr. Juan José Guerra Abud, Board Member of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee of Petróleos Mexicanos is required, among other duties, to analyze our Business Plan and assist the Board of Directors of Petróleos Mexicanos with the approval of guidelines and policies related to our investments.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Jaime Lomelín Guillén, Independent Board Member of Petróleos Mexicanos and Chairman of the Strategy and Investment Committe;

•	Mr. Carlos Elizondo Mayer- Serra, Independent Board Member of Petróleos Mexicanos;

•	Mr. Pedro Joaquín Coldwell, Board Member of Petróleos Mexicanos;

•	Mr. Luis Videgaray Caso, Board Member of Petróleos Mexicanos; and

•	Mr. Ildefonso Guajardo Villarreal, Board Member of Petróleos Mexicanos.

Acquisitions, Leasing, Public Works and Services Committee

The Acquisitions, Leasing, Public Works and Services Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Jorge José Borja Navarrete, Independent Board Member of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Public Works and Services Committee;

•	Mr. Jaime Lomelín Guillén, Independent Board Member of Petróleos Mexicanos;

•	Mr. Pedro Joaquín Coldwell, Board Member of Petróleos Mexicanos;

•	Mr. Luis Videgaray Caso, Board Member of Petróleos Mexicanos; and

•	Mr. Juan José Guerra Abud, Board Member of Petróleos Mexicanos.

Employees

On July 29, 2014, Petróleos Mexicanos and the Petroleum Workers’ Union revised its collective bargaining agreement; the revised agreement became effective on August 1, 2014. This agreement provides for a 3.99% increase in wages and a 1.91% increase in benefits. By its terms, the revised collective bargaining agreement is scheduled to expire on July 31, 2015.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Figures stated in thousands, except as noted (Note 2))

	September 30, 2014		December 31, 2013
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	Ps.	98,187,780	Ps.	80,745,719
Accounts, notes receivable and other—Net (Note 6)		127,879,297		122,512,011
Inventories—Net (Note 7)		49,273,890		56,914,500
Derivative financial instruments (Note 13)		1,900,229		6,741,640

Total current assets		277,241,196		266,913,870
Non-current assets:
Available-for-sale financial assets (Note 8)		6,275,372		17,728,571
Permanent investments in associates (Note 9)		21,448,123		16,779,501
Wells, pipelines, properties, plant and equipment—Net (Note 10)		1,746,346,871		1,721,578,741
Deferred taxes		1,511,387		2,493,162
Restricted cash (Note 5)		6,295,146		7,701,798
Other assets—Net (Note 11)		17,582,382		14,194,710

Total non-current assets	Ps.	1,799,459,281	Ps.	1,780,476,483

Total assets	Ps.	2,076,700,477	Ps.	2,047,390,353

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 12)	Ps.	128,103,153	Ps.	90,676,943
Suppliers		62,223,718		106,745,193
Accounts and accrued expenses payable		15,773,955		14,194,719
Derivative financial instruments (Note 13)		11,627,879		6,284,482
Taxes and duties payable		46,027,804		41,289,495

Total current liabilities		263,756,509		259,190,832
Non-current liabilities:
Long-term debt (Note 12)		867,481,542		750,563,471
Employee benefits		1,173,886,340		1,119,207,870
Provisions for sundry creditors (Note 14)		72,265,107		69,209,398
Other liabilities		6,470,232		7,405,724
Deferred taxes		24,955,312		27,059,698

Total non-current liabilities	Ps.	2,145,058,533	Ps.	1,973,446,161

Total liabilities	Ps.	2,408,815,042	Ps.	2,232,636,993

EQUITY (DEFICIT):
Controlling interest:
Certificates of Contribution “A”		114,604,835		114,604,835
Mexican Government contributions to Petróleos Mexicanos		113,730,591		115,313,691
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		(126,393,332)		(129,065,629)
Accumulated results:
(Deficit) from prior years		(287,605,549)		(117,739,916)
Net loss for the period		(147,759,239)		(169,865,633)

Total controlling interest	Ps.	(332,420,564)	Ps.	(185,750,522)
Total non-controlling interest		305,999		503,882

Total equity (deficit)		(332,114,565)		(185,246,640)

Total liabilities and equity	Ps.	2,076,700,477	Ps.	2,047,390,353

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Net sales:
Domestic	Ps.	715,710,350	Ps.	678,577,555
Export		500,245,276		512,718,428
Services income		6,582,162		7,414,364

		1,222,537,788		1,198,710,347

Cost of sales		623,347,607		590,392,067

Gross income		599,190,181		608,318,280
Other revenues and expenses—Net		25,733,848		80,661,001
General expenses:
Transportation, distribution and sale expenses		23,155,107		23,731,363
Administrative expenses		79,423,891		74,106,539

Operating income		522,345,031		591,141,379
Financing income		1,772,401		1,753,359
Financing cost		(33,766,633)		(28,229,653)
Derivative financial instruments (cost) income—Net		(5,644,204)		1,175,687
Exchange (loss) gain—Net		(9,505,292)		302,797

		(47,143,728)		(24,997,810)

Profit sharing in associates (Note 9)		1,904,929		(154,516)

Income before taxes, duties and other		477,106,232		565,989,053
Hydrocarbon extraction duties and others		620,101,140		652,163,889
Hydrocarbon income tax		2,927,770		1,873,350
Income tax		2,043,709		4,536,212

Total taxes, duties and other		625,072,619		658,573,451

Net loss for the period	Ps.	(147,966,387)	Ps.	(92,584,398)

Other comprehensive results:
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains—employee benefits	Ps.	17,546	Ps.	—
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets		784,891		3,337,067
Cumulative currency translation effect		1,879,125		(179,967)

Total other comprehensive results		2,681,562		3,157,100

Comprehensive result for the period	Ps.	(145,284,825)	Ps.	(89,427,298)

Net loss for the period attributable to:
Controlling interest	Ps.	(147,759,239)	Ps.	(92,411,496)
Non-controlling interest		(207,148)		(172,902)

Net loss for the period	Ps.	(147,966,387)	Ps.	(92,584,398)

Other comprehensive results attributable to:
Controlling interest	Ps.	2,672,297	Ps.	3,161,433
Non-controlling interest		9,265		(4,333)

Total other comprehensive results for the period	Ps.	2,681,562	Ps.	3,157,100

Comprehensive loss for the period:
Controlling interest	Ps.	(145,086,942)	Ps.	(89,250,063)
Non-controlling interest		(197,883)		(177,235)

Comprehensive result for the period	Ps.	(145,284,825)	Ps.	(89,427,298)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Net sales:
Domestic	Ps.	242,873,453	Ps.	232,856,532
Export		161,381,158		173,789,323
Services income		2,278,914		2,659,606

		406,533,525		409,305,461
Cost of sales		204,319,078		202,246,017

Gross income		202,214,447		207,059,444
Other revenues and expenses—Net		1,517,857		17,879,618
General expenses:
Transportation, distribution and sale expenses		7,832,361		8,231,912
Administrative expenses		25,814,480		24,425,177

Operating income		170,085,463		192,281,973
Financing income		544,330		586,957
Financing cost		(11,780,481)		(9,816,800)
Derivative financial instruments (cost) income—Net		(8,676,108)		7,515,902
Exchange gain (loss)—Net		(12,924,214)		(3,635,020)

		(32,836,473)		(5,348,961)

Profit sharing in associates		77,685		(47,022)

Income before taxes, duties and other		137,326,675		186,885,990
Hydrocarbon extraction duties and others		198,442,770		224,576,792
Hydrocarbon income tax		(1,759,545)		(122,076)
Income tax		360,953		1,630,711

Total taxes, duties and other		197,044,178		226,085,427

Net loss for the period	Ps.	(59,717,503)	Ps	(39,199,437)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	Ps.	(633,689)	Ps.	2,748,416
Cumulative currency translation effect		2,681,827		317,470

Total other comprehensive results		2,048,138		3,065,886

Comprehensive result for the period	Ps.	(57,669,365)	Ps.	(36,133,551)

Net loss for the period attributable to:
Controlling interest	Ps.	(59,650,461)	Ps.	(39,143,359)
Non-controlling interest		(67,042)		(56,078)

Net loss for the period	Ps.	(59,717,503)	Ps.	(39,199,437)

Other comprehensive results attributable to:
Controlling interest	Ps.	2,038,091	Ps.	3,066,811
Non-controlling interest		10,047		(925)

Total other comprehensive results for the period	Ps.	2,048,138	Ps.	3,065,886

Comprehensive loss for the period:
Controlling interest	Ps.	(57,612,370)	Ps.	(36,076,548)
Non-controlling interest		(56,995)		(57,003)

Comprehensive result for the period	Ps.	(57,669,365)	Ps.	(36,133,551)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
							Accumulated other comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available- for-sale financial assets		Cumulative currency translation effect		Actuarial losses for employee benefits effect		Accumulated results				Total		Non- controlling interest		Total equity
													For the period		From prior years
Balances as of January 1, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,685,060	Ps.	(379,768,919)	Ps.	—	Ps.	(117,739,916)	Ps.	(271,764,303)	Ps.	698,453	Ps.	(271,065,850)
Comprehensive income (loss) for the period		—		—		—		3,337,067		(175,634)		—		(92,411,496)		—		(89,250,063)		(177,235)		(89,427,298)

Balances as of September 30, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(2,916,647)	Ps.	2,509,426	Ps.	(379,768,919)	Ps.	(92,411,496)	Ps.	(117,739,916)	Ps.	(361,014,366)	Ps.	521,218	Ps.	(360,493,148)

Balances as of January 1, 2014	Ps.	114,604,835	Ps.	115,313,691	Ps.	1,002,130	Ps.	(1,800,219)	Ps.	5,127,480	Ps.	(132,392,890)	Ps.	—	Ps.	(287,605,549)	Ps.	(185,750,522)	Ps.	503,882	Ps.	(185,246,640)
Increase in Mexican Government contributions to Petróleos Mexicanos		—		2,000,000		—		—		—		—		—		—		2,000,000		—		2,000,000
Decrease in Mexican Government contributions to Petróleos Mexicanos		—		(3,583,100)		—		—		—		—		—		—		(3,583,100)		—		(3,583,100)
Comprehensive income (loss) for the period		—		—		—		784,891		1,869,860		17,546		(147,759,239)		—		(145,086,942)		(197,883)		(145,284,825)

Balances as of September 30, 2014	Ps.	114,604,835	Ps.	113,730,591	Ps.	1,002,130	Ps.	(1,015,328)	Ps.	6,997,340	Ps.	(132,375,344)	Ps.	(147,759,239)	Ps.	(287,605,549)	Ps.	(332,420,564)	Ps.	305,999	Ps.	(332,114,565)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Operating activities:
Net loss for the period		Ps. (147,966,387)		Ps. (92,584,398)
Adjustments for:
Depreciation and amortization		111,586,066		111,906,129
Impairment of wells, pipelines, properties, plant and equipment		14,887,217		—
Unsuccessful wells		9,375,591		8,436,851
Disposal of wells, pipelines, properties, plant and equipment		4,696,964		5,429,308
Gain on sale of fixed assets		—		(2,354,000)
Net loss on available-for-sale financial assets		188,705		(129,188)
(Profit) loss sharing in associates		(1,904,929)		154,516
Dividends		(504,396)		(914,116)
Effects of net present value of reserve for well abandonment		944,538		156,631
Amortization gains related to debt issuance		121,631		(501,556)
Unrealized foreign exchange loss (gain)		11,670,103		(1,498,743)
Interest expense		33,490,176		28,266,080

		36,585,279		56,367,514

Funds provided by (used in) operating activities:
Derivative financial instruments		10,184,808		(439,272)
Accounts and notes receivable		(3,792,333)		10,052,374
Inventories		7,640,610		17,704,873
Other assets		(11,951,170)		(9,771,476
Accounts payable and accrued expenses		1,579,237		2,119,722
Taxes paid		4,738,309		8,310,291
Suppliers		(44,521,475)		(5,934,642)
Provisions for sundry creditors		1,175,679		4,017,726
Employee benefits		54,696,016		58,983,991
Deferred taxes		(1,122,611)		(1,093,183)

Net cash flows from operating activities		55,212,349		140,317,918

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(152,730,430)		(140,718,810)
Exploration costs		(812,094)		(630,163)
Permanent investments in associates		(2,447,818)		(208,395)
Dividends received		336,095		—
Divestment of available-for-sale financial assets		12,735,337		2,869,843

Net cash flows from investing activities		(142,918,910)		(138,687,525)

		(87,706,561)		1,630,393

Financing activities:
Increase in equity from Mexican Government contributions		2,000,000		1,210,435
Withdrawal of equity from Mexican Government contributions		(3,583,100)		—
Loans obtained from financial institutions		227,800,916		178,796,240
Debt payments, principal only		(89,190,531)		(159,354,374)
Interest paid		(32,755,962)		(27,570,052)

Net cash flows from financing activities		104,271,323		(6,917,751)

Net increase (decrease) in cash and cash equivalents		16,564,762		(5,287,358)
Effects of change in cash value		877,299		154,410
Cash and cash equivalents at the beginning of the period		80,745,719		119,234,891

Cash and cash equivalents at the end of the period	Ps.	98,187,780	Ps.	114,101,943

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created by the Federal Government of Mexico (the “Mexican Government”) on June 7, 1938, and began operations on July 20, 1938.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, or the “Energy Reform Decree”), was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013.

As part of the secondary legislation enacted to implement the legal framework contemplated by the Energy Reform Decree, the new Ley de Petróleos Mexicanos (“Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation on August 11, 2014. The Petróleos Mexicanos Law took effect—with the exception of certain provisions relating to Petróleos Mexicanos’ special regime and payment of state dividends—on the day following the appointment of the new Board of Directors of Petróleos Mexicanos. The first Board meeting was held on October 7, 2014.

As of the date of these unaudited condensed consolidated interim financial statements, the operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley de Hidrocarburos (Hydrocarbons Law) and the Petróleos Mexicanos Law.

Upon its effectiveness, the Petróleos Mexicanos Law provides for the transformation of Petróleos Mexicanos from a decentralized public entity to a productive state-owned company. As a productive state-owned company, Petróleos Mexicanos will remain a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos will carry out refining activities, gas processing, engineering and research projects intended to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the new Petróleos Mexicanos Law and the Hydrocarbons Law took effect, the operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the Mexican Constitution, the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) and the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of the date of these unaudited condensed consolidated interim financial statements, the Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by, consolidated into and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, each of which is 100% owned by Petróleos Mexicanos, are listed below:

•	Pemex-Exploración y Producción (Pemex-Exploration and Production);

•	Pemex-Refinación (Pemex-Refining);

•	Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals); and

•	Pemex-Petroquímica (Pemex-Petrochemicals).

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and extracts crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

Pursuant to the Petróleos Mexicanos Law, within 45 days of the installation of the new Board of Directors of Petróleos Mexicanos, the Director General of Petróleos Mexicanos must submit a proposal for the corporate reorganization of PEMEX (as defined below) to the Board of Directors.

As part of PEMEX’s corporate reorganization, each of the Subsidiary Entities and Subsidiary Companies (as defined below) may be converted into or reorganized as one or more productive state-owned subsidiary companies, as determined by the Board of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Directors of Petróleos Mexicanos. Pursuant to the Petróleos Mexicanos Law, the proposal for PEMEX’s corporate reorganization must provide, at minimum, that PEMEX’s exploration and extraction activities be carried out through one or more productive state-owned subsidiary companies. The Subsidiary Entities and Subsidiary Companies that perform activities other than exploration and production in accordance with the conditions set forth in the Petróleos Mexicanos Law may be converted into affiliates of Petróleos Mexicanos, subject to certain conditions. In the interim, each Subsidiary Entity may operate as a productive state-owned subsidiary or be reorganized as one or more productive state-owned subsidiaries, as determined by the Board of Directors of Petróleos Mexicanos.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies is that, as of the date of these unaudited condensed consolidated interim financial statements, the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

Delegación Miguel Hidalgo

México, D.F. 11311

México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2014 and December 31, 2013, and for the nine and three-month periods ended September 30, 2014 and 2013, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2013. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On December 5, 2014, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c)	Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity controlled and regulated by the Mexican Government; accordingly, PEMEX’s income and expenses are included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees were approximately 49% of PEMEX’s total liabilities as of September 30, 2014 and 50% as of December 31, 2013. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of condensed consolidated interim financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(d) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Taxes and Federal Duties; Deferred Taxes

•	Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. (“FIN”) and P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)), and are as follows: PMI CIM(i); P.M.I. Trading, Ltd. (“PMI Trading”)(i); P.M.I. Holdings North America, Inc. (“PMI HNA”)(i); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(i); P.M.I. Holdings, B.V. (“PMI HBV”)(i); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i); Kot Insurance Company, AG (“KOT”); Pemex Procurement International, Inc. (“PPI”)(ii); P.M.I. Marine, Ltd. (“PMI Mar”)(i); P.M.I. Services, B.V. (“PMI SHO”)(i); Pemex Internacional España, S.A. (“PMI SES”)(i); Pemex Services Europe, Ltd. (“PMI SUK”)(iii); P.M.I. Services North America, Inc. (“PMI SUS”)(i); P.M.I. Field Management Resources, S.L. (“FMR”)(i)(iv); P.M.I. Campos Maduros, S. de R.L. de C.V. (“SANMA”)(iv); Mex Gas International, Ltd. (“MGAS”); FIN; Instalaciones Inmobiliarias para Industrias, S. A. de C. V. (“III”)(iv); III Servicios, S. A. de C. V. (“III Services”)(iv); PPQ Cadena Productiva, S.L. (“PPQCP”)(iv); Hijos de J. Barreras, S. A. (“HJ BARRERAS”)(iv); Pro-Agroindustria, S.A. de C.V. (“AGRO”)(i)(v); PMI Azufre Industrial, S.A. de C.V. (“PMI AZIND”)(i)(v); and PMI Infraestructura de Desarrollo, S.A. de C.V. (“PMI ID”)(i)(v).

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

(i)	Member of the “PMI Group.”
(ii)	Formerly Integrated Trade Systems, Inc. (“ITS”).
(iii)	As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation.
(iv)	As of 2013, these companies are included in the consolidated financial statements of PEMEX.
(v)	As of August 2014, these companies are included in the consolidated financial statements of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements”.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the condensed consolidated interim statements of financial position, the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b)	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c)	Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

(i)	in the principal market for the asset or liability; or

(ii)	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) loans held to maturity; or (v) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(f)	Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at recoverable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i)	Crude oil and natural gas reserves

Under the Mexican Constitution, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation. As of the date of these unaudited condensed consolidated interim financial statements, under the Petróleos Mexicanos Law, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates. Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(j)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Remeasurements are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty), Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund) and Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred.

Petróleos Mexicanos is not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) and the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”). The Subsidiary Companies are subject to these taxes. The IETU was repealed as of January 1, 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o)	Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or “IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(p)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q)	Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX’s administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues and expenses, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate.

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

(t)	New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

a)	IFRS 9, Financial Instruments

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements, and in 2013, released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a more timely basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity’s risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

b)	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets (“IAS 38”), which clarify the acceptable methods of depreciation and amortization

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

c)	Amendments to IFRS 11, Joint Arrangements (“IFRS 11”), which provide guidance on the accounting for the acquisition of an interest in a joint operation

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, “Business Combinations,” and additionally requires certain related disclosures. These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively become effective on January 1, 2016. Early application is permitted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

d)	IFRS 15, Revenue from Contracts with Customers

The recently issued standard IFRS 15, “Revenue from contracts with customers” (“IFRS 15”) describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

The entities should:

(i)	Identify customer contracts that fall within the scope of the new standard;

(ii)	Identify the separate performance obligations in the contract: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; c) homogeneous and consistent sales pattern;

(iii)	Determine the price of the transaction: a) variable consideration and estimates restricted; b) the effect of the value of money over the time and financing component; c) the fair value of any non-cash consideration; d) consideration payable to the customer;

(iv)	Allocate the transaction price to each separate performance obligation; and

(v)	Recognize revenue when each performance obligation is satisfied either: a) over time, b) at a point of time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2017, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

e)	Equity Method in Separate Financial Statements (Amendments to IAS 27)

In August 2014, the IASB issued Amendments to IAS 27, “Equity Method in Separate Financial Statements” (“IAS 27”). These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

f)	IFRS 8, Operating Segments (“IFRS 8”)

As part of the annual improvements to IFRS 2010-2012, the IASB published “Amendments to IFRS 8 Operating Segments (IFRS 8).” Entities are required to apply these amendments for annual periods beginning from July 1, 2014.

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

g)	Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures for Sale or Contribution of Assets between the Investor and its Associates or Joint Ventures (“IFRS 28 (2011)”)

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

h)	Amendments to IFRS 5, Non-Current Assets Held-for-Sale and Discontinued Operations; changes in Methods of Disposal (“IFRS 5”)

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

(i)	Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(ii)	Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

i)	Amendments to IFRS 7, Financial Instruments: Disclosure (“IFRS 7”)

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, “First Time Adoption of International Financial Reporting Standards.”

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements.

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) and are effective for periods beginning on or after January 1, 2016.

j)	Amendments to IAS 19, Employee Benefits – Discount Rate: Regional Market Issue (“IAS 19”)

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

k)	Amendments to IAS 34, Interim Financial Reporting – Disclosure of Information Elsewhere in the Interim Report

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented “elsewhere in the interim financial report” but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of / for the period ended September 30, 2014:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	572,382,919	Ps.	121,773,504	Ps.	21,553,927	Ps.	500,245,276	Ps.	—	Ps.	—	Ps.	1,215,955,626
Intersegment		889,649,572		61,908,482		65,788,878		12,131,908		323,248,931		48,779,450		(1,401,507,221)		—
Services income		—		3,056,021		—		—		575,499		3,612,451		(661,809)		6,582,162
Cost of sales		(245,561,277)		(706,815,864)		(179,746,418)		(36,213,530)		(815,328,081)		(2,185,499)		1,362,503,062		(623,347,607)

Gross income (loss)		644,088,295		(69,468,442)		7,815,964		(2,527,695)		8,741,625		50,206,402		(39,665,968)		599,190,181
Other revenues and expenses—net		(12,981,193)		36,893,816		(187,721)		552,649		495,944		1,177,160		(216,807)		25,733,848
Transportation, distribution and sale expenses		—		(22,400,184)		(2,213,623)		(785,823)		(355,340)		(366)		2,600,229		(23,155,107)
Administrative expenses		(31,845,673)		(23,369,887)		(8,184,844)		(10,474,595)		(1,157,888)		(41,702,002)		37,310,998		(79,423,891)

Operating income (loss)		599,261,429		(78,344,697)		(2,770,224)		(13,235,464)		7,724,341		9,681,194		28,452		522,345,031
Financing cost		(47,135,566)		(7,492,518)		(247,660)		(47,642)		(746,240)		(48,295,353)		70,198,346		(33,766,633)
Financing income		10,925,211		229,846		2,042,833		115,367		761,438		57,894,232		(70,196,526)		1,772,401
Derivative financial instruments (cost) income		—		—		6,374		—		533,271		(6,183,849)		—		(5,644,204)
Exchange gain (loss)		(6,940,165)		(800,653)		(24,904)		(3,813)		(72,615)		(1,663,142)		—		(9,505,292)
Profit (loss) sharing in associates		163,743		—		299,117		—		1,395,438		(152,687,890)		152,734,521		1,904,929
Total taxes, duties and other		(620,101,140)		—		436,096		—		(1,888,704)		(3,518,871)		—		(625,072,619)

Net (loss) income		(63,826,488)		(86,408,022)		(258,369)		(13,171,552)		7,706,929		(144,773,679)		152,764,794		(147,966,387)
Total current assets		538,905,917		263,427,125		108,552,959		70,069,299		107,131,075		466,886,355		(1,277,731,534)		277,241,196
Permanent investments in associates		1,353,194		488,321		4,548,742		—		9,443,226		382,345,370		(376,730,730)		21,448,123
Wells, pipelines, properties, plant and equipment—net		1,325,761,678		263,902,919		98,910,905		39,523,971		2,140,696		16,106,702		—		1,746,346,871
Total assets		1,886,420,308		529,586,694		212,742,839		110,558,620		124,903,514		1,734,086,205		(2,521,597,703)		2,076,700,477
Total current liabilities		187,349,900		305,642,508		29,645,928		7,500,659		80,651,303		921,986,133		(1,269,019,922)		263,756,509
Long-term debt		838,156,594		22,006,915		1,062,085		175,683		3,392,443		856,081,296		(853,393,474)		867,481,542
Employee benefits		359,805,302		370,444,580		88,025,802		112,439,631		1,188,691		241,982,334		—		1,173,886,340
Total liabilities		1,456,080,451		710,207,655		141,751,922		120,323,199		88,527,903		2,036,704,808		(2,144,780,896)		2,408,815,042
Equity (Deficit)		430,339,857		(180,620,961)		70,990,917		(9,764,579)		36,375,611		(302,618,603)		(376,816,807)		(332,114,565)
Depreciation and amortization		(95,087,034)		(8,519,071)		(5,295,619)		(2,024,452)		(60,550)		(599,340)		—		(111,586,066)
Net periodic cost of employee benefits		(27,409,202)		(27,696,451)		(6,772,135)		(8,391,052)		(125,981)		(18,277,872)		—		(88,672,693)
Acquisition of wells, pipelines, properties, plant and equipment		120,807,753		21,501,911		2,860,777		2,889,576		1,631,321		6,218,279		—		155,909,617

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the period ended September 30, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	552,728,261	Ps.	105,288,770	Ps.	20,560,524	Ps.	512,718,428	Ps.	—	Ps.	—	Ps.	1,191,295,983
Intersegment		950,765,109		51,363,565		54,738,483		10,406,506		301,502,477		42,647,141		(1,411,423,281)		—
Services income		—		2,980,082		1,471,410		—		676,322		3,270,861		(984,311)		7,414,364
Cost of sales		(235,743,638)		(739,096,584)		(148,254,544)		(32,570,266)		(801,963,411)		(2,052,863)		1,369,289,239		(590,392,067)

Gross income (loss)		715,021,471		(132,024,676)		13,244,119		(1,603,236)		12,933,816		43,865,139		(43,118,353)		608,318,280
Other revenues and expenses—net		2,712,730		78,748,832		223,434		1,549,840		(1,511,834)		(744,350)		(317,651)		80,661,001
Transportation, distribution and sale expenses		—		(20,891,901)		(2,157,065)		(675,766)		(272,762)		(41,288)		307,419		(23,731,363)
Administrative expenses		(32,865,858)		(26,698,583)		(8,586,583)		(10,069,453)		(1,077,439)		(37,969,915)		43,161,292		(74,106,539)

Operating income (loss)		684,868,343		(100,866,328)		2,723,905		(10,798,615)		10,071,781		5,109,586		32,707		591,141,379
Financing cost		(37,688,009)		(20,855,393)		(227,630)		(47,147)		(801,906)		(68,334,238)		99,724,670		(28,229,653)
Financing income		30,907,408		105,357		4,885,361		594,335		783,453		56,803,740		(92,326,295)		1,753,359
Derivative financial instruments (cost) income		2,197,290		156,923		10,972		55		(66,038)		6,298,411		(7,421,926)		1,175,687
Exchange gain (loss)		(221,934)		821,866		(109,473)		24,232		(67,251)		(144,643)		—		302,797
Profit (loss) sharing in associates		122,542		—		567,301		—		(914,035)		(91,495,964)		91,565,640		(154,516)
Total taxes, duties and other		(652,163,889)		—		(2,575,328)		(16,610)		(4,248,092)		430,468		—		(658,573,451)

Net income (loss)		28,021,751		(120,637,574)		5,275,108		(10,243,749)		4,757,912		(91,332,640)		91,574,794		(92,584,398)
Depreciation and amortization		(96,649,571)		(7,571,332)		(5,228,495)		(1,891,123)		(6,742)		(558,866)		—		(111,906,129)
Net periodic cost of employee benefits		(29,238,588)		(29,896,704)		(7,097,253)		(8,871,151)		(137,377)		(16,823,832)		—		(92,064,905)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of December 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations		Total
Total current assets	Ps. 502,902,664	Ps. 274,764,785	Ps. 115,251,777	Ps. 72,066,407	Ps. 106,410,426	Ps. 497,731,670	Ps.	(1,302,213,859)	Ps. 266,913,870
Permanent investments in associates	1,189,451	488,319	4,294,023	—	7,018,985	419,817,118		(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment—net	1,315,399,260	253,117,660	101,513,879	39,008,884	1,982,647	10,556,411		—	1,721,578,741
Total assets	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303		(2,463,517,693)	2,047,390,353
Total current liabilities	213,952,321	352,932,603	35,977,158	6,145,414	81,810,182	863,145,326		(1,294,772,172)	259,190,832
Long-term debt	719,013,631	23,360,262	1,094,807	171,745	3,617,414	737,651,756		(734,346,144)	750,563,471
Employee benefits	342,612,970	354,166,740	83,372,338	107,202,896	1,222,116	230,630,810		—	1,119,207,870
Total liabilities	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634		(2,047,361,968)	2,232,636,993
Equity (Deficit)	494,067,978	(211,013,055)	77,613,946	(1,878,747)	31,761,294	(159,642,331)		(416,155,725)	(185,246,640)
Acquisition of wells, pipelines, properties, plant and equipment	205,579,644	31,587,666	5,170,234	5,237,725	1,907,105	2,162,441		—	251,644,815

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of / for the period ended September 30, 2014:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	889,649,572	639,750,983	187,569,269	33,689,354	825,581,173	52,391,901
Less unrealized intersegment sales		—	(2,403,561)	(6,887)	(3,519)	(1,511,467)	—

Total consolidated sales	Ps.	889,649,572	637,347,422	187,562,382	33,685,835	824,069,706	52,391,901

Operating income (loss):
By segment	Ps.	598,273,029	(70,441,289)	(3,429,079)	(12,696,415)	9,045,416	9,681,194
Less unrealized intersegment sales		—	(2,403,560)	(6,887)	(3,519)	(1,511,467)	—
Less unrealized gain due to production cost valuation of inventory		3,381,801	(5,499,848)	665,742	(535,530)	190,392	—
Less capitalized refined products		(2,482,637)	—	—	—	—	—
Less amortization of capitalized interest		89,236	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	599,261,429	(78,344,697)	(2,770,224)	(13,235,464)	7,724,341	9,681,194

Net income (loss):
By segment	Ps.	(64,808,986)	(78,504,614)	(17,787)	(12,485,115)	9,028,004	(135,604,673)
Less unrealized intersegment sales		—	(2,403,560)	(6,887)	(3,519)	(1,511,467)	—
Less unrealized gain due to production cost valuation of inventory		3,381,801	(5,499,848)	665,742	(535,530)	190,392	—
Less capitalized refined products		(2,482,637)	—	—	—	—	—
Less equity method for unrealized profits		(5,902)	—	(899,437)	(147,388)	—	(9,169,006)
Less amortization of capitalized interest		89,236	—	—	—	—	—

Total consolidated net income (loss)	Ps.	(63,826,488)	(86,408,022)	(258,369)	(13,171,552)	7,706,929	(144,773,679)

Assets:
By segment	Ps.	1,905,049,103	587,389,071	217,239,544	116,507,846	133,392,292	1,743,255,211
Less unrealized intersegment sales		(9,479)	(3,069,570)	133,302	3,790	(3,576,681)	—
Less unrealized gain due to production cost valuation of inventory		(15,883,587)	(54,732,807)	(1,849,902)	(2,740,104)	(4,912,097)	—
Less capitalized refined products		(2,482,637)	—	—	—	—	—
Less equity method for unrealized profits		(342,328)	—	(2,780,105)	(3,212,912)	—	(9,169,006)
Less amortization of capitalized interest		89,236	—	—	—	—	—

Total consolidated assets	Ps.	1,886,420,308	529,586,694	212,742,839	110,558,620	124,903,514	1,734,086,205

Liabilities:
By segment	Ps.	1,456,080,451	710,207,655	141,751,922	120,323,199	89,316,180	2,036,704,808
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	(788,277)	—

Total consolidated liabilities	Ps.	1,456,080,451	710,207,655	141,751,922	120,323,199	88,527,903	2,036,704,808

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the period ended September 30, 2013:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	950,862,560	610,257,904	161,507,674	30,967,692	815,665,877	45,918,002
Less unrealized intersegment sales		(97,451)	(3,185,996)	(9,011)	(662)	(768,650)	—

Total consolidated sales	Ps.	950,765,109	607,071,908	161,498,663	30,967,030	814,897,227	45,918,002

Operating income (loss):
By segment	Ps.	688,378,881	(90,178,476)	2,474,795	(10,682,337)	10,685,582	5,109,586
Less unrealized intersegment sales		(97,451)	(3,185,996)	(9,011)	(662)	(768,650)	—
Less unrealized gain due to production cost valuation of inventory		14,237	(7,501,856)	258,121	(115,616)	154,849	—
Less capitalized refined products		(3,516,560)	—	—	—	—	—
Less amortization of capitalized interest		89,236	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	684,868,343	(100,866,328)	2,723,905	(10,798,615)	10,071,781	5,109,586

Net income (loss):
By segment	Ps.	31,530,760	(109,949,722)	5,025,998	(10,127,471)	5,371,713	(76,654,809)
Less unrealized intersegment sales		(97,451)	(3,185,996)	(9,011)	(662)	(768,650)	—
Less unrealized gain due to production cost valuation of inventory		14,237	(7,501,856)	258,121	(115,616)	154,849	—
Less capitalized refined products		(3,516,560)	—	—	—	—	—
Less equity method for unrealized profits		1,529	—	—	—	—	(14,677,831)
Less amortization of capitalized interest		89,236	—	—	—	—	—

Total consolidated net income (loss)	Ps.	28,021,751	(120,637,574)	5,275,108	(10,243,749)	4,757,912	(91,332,640)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of December 31, 2013:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Assets:
By segment	Ps.	1,856,325,965	575,246,559	224,241,728	114,087,313	119,933,908	1,685,452,269
Less unrealized intersegment sales		(9,479)	3,753,919	140,189	7,310	3,232,537	—
Less unrealized gain due to production cost valuation of inventory		(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(1,050,304)	—
Less capitalized refined products		(16,755,002)	—	—	—	—	—
Less equity method for unrealized profits		(4,344)	—	—	(71,994)	—	2,841,034
Less amortization of capitalized interest		(2,498,608)	—	—	—	—	—

Total consolidated assets	Ps.	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303

Liabilities:
By segment	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	87,307,528	1,847,935,634
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	3,047,319	—

Total consolidated liabilities	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 5—CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

As of September 30, 2014 and December 31, 2013, cash and cash equivalents were as follows:

	September 30, 2014		December 31, 2013
Cash on hand and in banks	Ps.	70,822,760	Ps.	45,942,338
Marketable securities		27,365,020		34,803,381

	Ps.	98,187,780	Ps.	80,745,719

(i)	Cash on hand and in banks is primarily composed of cash in banks.

At September 30, 2014 and December 31, 2013, restricted cash was as follows:

	September 30, 2014		December 31, 2013
Restricted cash	Ps.	6,295,146	Ps	. 7,701,798

Restricted cash at September 30, 2014 and December 31, 2013 primarily consists of a deposit of Ps. 6,295,146 made by Pemex-Exploration and Production in connection with the following: in December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production to deposit with COMMISA Ps. 6,295,146, as described above. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of September 30, 2014 and December 31, 2013, accounts, notes receivable and other receivables were as follows:

	September 30, 2014		December 31, 2013
Export costumers	Ps.	40,030,983	Ps.	46,337,045
Domestic customers		46,432,470		38,648,470
Tax credits		17,763,861		15,416,955
Sundry debtors		4,390,168		7,818,554
Employee and officers		5,552,712		5,077,687
Negative IEPS Tax pending to be credit		6,640,352		4,293,619
Advances to suppliers		5,222,929		3,284,575
Insurance claims		1,822,510		1,618,828
Other account receivables		23,312		16,278

	Ps.	127,879,297	Ps.	122,512,011

NOTE 7—INVENTORIES:

As of September 30, 2014 and December 31, 2013, inventories were as follows:

	September 30, 2014		December 31, 2013
Crude oil, refined products, derivatives and petrochemicals products	Ps.	45,194,175	Ps.	51,638,624
Materials and products in stock		4,059,596		5,259,341
Materials and products in transit		20,119		16,535

	Ps.	49,273,890	Ps.	56,914,500

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

On January 1, 2013, PEMEX had a total of 59,804,431 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) value at Ps. 15,771,202, which represented approximately 4.76% of Repsol’s share capital.

On July 13, 2013, Petróleos Mexicanos received cash dividends. On January 21 and July 16, 2013, PMI HBV received an in kind dividend in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

On December 18, 2013, Repsol declared dividends to its shareholders, which would be paid in cash or in kind depending on the election of the shareholders. On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 336,095, which was computed based on the number of shares it held at the time of distribution.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 188,705 in its statement of comprehensive income.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014.

As of September 30, 2014 and December 31, 2013, the investments in 19,557,003 and 53,703,915 shares of Repsol held by PMI HBV were valued at Ps. 6,275,372 and Ps. 17,728,490, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 784,891 at September 30, 2014 and Ps. 4,453,495 at December 31, 2013. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 504,396 in the statements of comprehensive income at September 30, 2014.

On December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.22% of Repsol’s total shares. In May 2014 Petróleos Mexicanos, cancelled in advance the three equity swaps and converted them into one equity swap. On June 4, 2014, Petróleos Mexicanos cancelled the single equity swap.

As of September 30, 2014, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.45% of Repsol’s total shares and at December 31, 2013, PEMEX’s direct holding of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.34% of Repsol’s total shares. In addition, as of September 30, 2014, PEMEX holds one Repsol share through PMI SES.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of September 30, 2014 and December 31, 2013, were as follows:

	Percentage of Investment	September 30, 2014		December 31, 2013
Deer Park Refining Limited	50.00%	Ps.	8,568,205	Ps.	6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		4,295,627		4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.(1)	44.09%		3,312,366		3,253,978
TAG Norte Holding, S. de R.L. de C.V.(2)	45.00%		1,682,653		—
Compañía Mexicana de Exploraciones, S.A. de C.V.(3)	60.00%		1,216,838		1,141,065
Sierrita Pipeline, LLC(4)	35.00%		664,623		239,779
Frontera Brownsville, LLC	50.00%		507,118		517,945
Mexicana de Lubricantes, S.A. de C.V.	46.85%		488,321		488,321
TAG Pipelines Sur, S. de R.L. de C.V.(5)	45.00%		72,646		—
Other—Net	Various		639,726		376,414

		Ps.	21,448,123	Ps.	16,779,501

(1)	In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in the company and the other remaining 56% corresponds to Mexichem S.A.B. de C.V.
(2)	In order to expand natural gas distribution, PEMEX invested 45% of the equity of TAG Norte Holding, S. de R.L. de C.V. The remaining 55% is owned by Ductos y Energéticos del Norte, S. de R.L. de C.V.
(3)	Compañía Mexicana de Exploraciones, S.A. de C.V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).
(4)	In order to expand natural gas distribution, PEMEX invested 35% of the equity of Sierrita Pipeline, LLC. The remaining 30% and 35% are owned by MIT Pipeline Investment Americas, Inc. and Kinder Morgan Operating L.P., respectively.
(5)	In order to expand natural gas distribution, PEMEX invested 45% of the equity of TAG Pipelines Sur, S. de R.L. de C.V. The remaining 50% and 5% are owned by Mexico Power and Gas Ventures, B.V. and TAG Pipelines, S. de R.L. de C.V., respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Profit (loss) sharing in associates:

	September 30,
	2014		2013
Deer Park Refining Limited	Ps.	1,381,465	Ps.	(910,195)
Gasoductos de Chihuahua, S. de R.L. de C.V.		278,647		278,572
Petroquímica Mexicana de Vinilo, S.A. de C.V.		35,146		—
Compañía Mexicana de Exploraciones, S.A. de C.V.		75,770		204,380
Sierrita Pipeline, LLC		16,851		(1,420)
TAG Norte Holding, S. de R.L. de C.V.		19,689		—
Frontera Brownsville, LLC		5,403		2,292
TAG Pipelines Sur, S. de R.L. de C.V.		(45,298)		—
Other—Net		137,256		271,855

	Ps.	1,904,929	Ps.	(154,516)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of September 30, 2014 and December 31, 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total
INVESTMENT
Balances as of December 31, 2013	Ps.	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions		15,154,107	861,714	2,695,272	33,924,614	510,276	3,963,844	3,600,479	1,257,722	91,770,706	652,319	614,777	903,780	155,909,610
Reclassifications		(3,010,869)	(608,590)	530,077	—	1,921,802	(59,380)	(538,173)	(67,574)	—	91,039	400,125	161,748	(1,179,795)
Capitalization		13,143,794	—	5,386,898	46,002,264	110,307	3,479,363	24,960	—	(68,276,101)	128,515	—	—	—
Impairment		—	—	—	(14,887,217)	—	—	—	—	—	—	—	—	(14,887,217)
Disposals		(6,421,991)	—	(193,135)	—	(410,915)	—	(295,881)	(2,052,135)	(387,170)	(486,143)	(486,554)	(190,449)	(10,924,373)

Balances as of September 30, 2014	Ps.	754,414,891	45,292,429	566,860,965	1,165,597,118	62,393,831	333,708,435	54,727,678	22,455,700	172,537,476	42,743,587	10,796,146	907,641	3,232,435,897

ACCUMULATED DEPRECIATION AND AMORTIZATION
Balances as of December 31, 2013	Ps.	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	—	—	(7,341,909)	—	(1,381,938,931)
Depreciation		(28,395,172)	(2,155,629)	(12,438,863)	(52,726,565)	(1,049,659)	(11,286,643)	(2,590,850)	(942,685)	—	—	—	—	(111,586,066)
Reclassifications		541,666	594,978	175,336	—	(967,254)	26,842	771,042	134,887	—	—	(68,935)	—	1,208,562
Disposals		4,557,286	—	27,249	—	373,962	—	271,035	874,062	—	—	123,815	—	6,227,409

Balances as of September 30, 2014	Ps.	(332,957,859)	(27,059,591)	(228,086,592)	(684,309,528)	(36,712,056)	(121,066,505)	(36,052,202)	(12,557,664)	—	—	(7,287,029)	—	(1,486,089,026)

Net wells, pipelines, properties, plant and equipment as of December 31, 2013	Ps.	425,888,211	19,540,365	342,591,539	468,974,494	25,193,256	216,517,904	17,432,864	10,693,759	149,430,041	42,357,856	2,925,890	32,562	1,721,578,741

Net wells, pipelines, properties, plant and equipment as of September 30, 2014	Ps.	421,457,032	18,232,838	338,774,373	481,287,590	25,681,775	212,641,930	18,675,476	9,898,036	172,537,476	43,743,586	3,509,118	907,641	1,746,346,871

Depreciation rates		4%	5%	3%	—	3%	4%	10%	5%	—	—	—	—	—
Estimated useful lives		25 years	20 years	33 years	—	33 years	25 years	10 years	20 years	—	—	—	—	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 11—OTHER ASSETS:

As of September 30, 2014 and December 31, 2013, the balance of other assets was as follows:

	September 30, 2014		December 31, 2013
Wells unassigned to reserves	Ps.	8,308,885	Ps.	7,892,474
Payments in advance		4,742,485		2,244,450
Intangible assets		2,634,238		2,213,210
Other		1,896,774		1,844,576

	Ps.	17,582,382	Ps.	14,194,710

NOTE 12—DEBT:

As of September 30, 2014, the Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2014, PEMEX participated in the following financing activities:

a.	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b.	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $32,000,000 to U.S. $42,000,000.

c.	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of Certificados Bursátiles in the form of global depositary notes (“GDNs”) and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or Unidades de Inversión (“UDI”) equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

d.	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate (“LIBOR”) and matures on May 22, 2014.

e.	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

f.	On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

g.	On May 30, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 from its revolving credit line, which bears interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or “TIIE”) and matures on July 2, 2014.

h.	On June 2, 2014, Petróleos Mexicanos obtained loans for U.S. $1,250,000 and U.S. $250,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures during 2014.

i.	On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000 aggregate principal amount of its Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,353,100, of Certificados Bursátiles in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 8,646,900 of Certificados Bursátiles not represented by GDNs. The issuance represented the third reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: (i) the first at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to the UDI equivalent of Ps. 2,500,000, which was a reopening of the same series originally issued on January 30, 2014. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

j.	On July 26, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000; the facility bears interest at a floating rate linked to TIIE and matures on July 25, 2024.

k.	On September 8, 2014, Petróleos Mexicanos amended the terms of its syndicated credit facility entered into in July 2014 in order to increase the amount available thereunder from Ps. 26,000,000 to Ps. 30,000,000. On September 10, 2014, Petróleos Mexicanos borrowed the full amount available under this credit facility.

l.	On September 11, 2014, Petróleos Mexicanos issued Ps. 19,999,269 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 3,418,200 of Certificados Bursátiles in the form of GDNs; and (ii) a concurrent offering to the public in Mexico of Ps. 16,581,069 of Certificados Bursátiles not represented by GDNs. The issuance represented the fourth reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Certificados Bursátiles in two tranches: (i) one at a floating rate due 2019 in an aggregate principal amount of Ps. 5,000,000, which was the fourth reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to 968,700 UDI equivalent of Ps. 5,000,731, which was the second reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

m.	Between January 1 and September 30, 2014, PMI HBV obtained U.S. $1,807,000 from its revolving credit line and repaid U.S. $2,357,000.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS:

(a)	Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, which generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of September 30, 2014 and December 31, 2013.

	Fair value hierarchy						Total as of September 30, 2014
	Level 1		Level 2		Level 3
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	1,900,229	Ps.	—	Ps.	1,900,229
Available-for-sale financial assets		6,275,372		—		—		6,275,372
Financial Liabilities:
Derivative financial instruments		—		(11,627,879)		—		(11,627,879)

	Fair value hierarchy						Total as of December 31, 2013
	Level 1		Level 2		Level 3
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	6,741,640	Ps.	—	Ps.	6,741,640
Available-for-sale financial assets		17,728,490		81		—		17,728,571
Financial Liabilities:
Derivative financial instruments		—		(6,284,482)		—		(6,284,482)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(b)	Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PMI HBV’s DFI portfolio were European-style, consisting of plain vanilla calls or puts, and/or had been valued internally based on the traditional Black-Scholes model or certain variations thereof.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c)	Accounting treatment

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and IFRS 7, 9 and 13 as issued by the IASB, which detail the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, of DFIs entered into for trading and hedging purposes and of embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the financing cost.

As of September 30, 2014 and December 31, 2013, the net fair value of PEMEX’s outstanding DFIs was Ps. (9,727,650) and Ps. 457,158, respectively. As of September 30, 2014 and December 31, 2013, PEMEX did not have any DFIs designated as hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the periods ended September 30, 2014 and 2013, PEMEX recognized a net gain (loss) of Ps. (5,644,204) and Ps. 1,175,687, respectively, in financing cost with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended September 30, 2014 and 2013, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 14—PROVISIONS FOR SUNDRY CREDITORS:

At September 30, 2014 and December 31, 2013, the provisions for sundry creditors were as follows:

	September 30, 2014		December 31, 2013
Provision for plugging of wells	Ps	. 47,973,246	Ps	. 46,118,080
Provision for litigation and claims in process		17,938,978		17,624,737
Provision for environmental costs		6,352,883		5,466,581

	Ps	. 72,265,107	Ps	. 69,209,398

NOTE 15—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merits of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that unfavorable resolutions are not expected in such proceedings, with the exception of the proceeding disclosed in Note 5 and described in further detail below.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2014 and as of December 31, 2013, the reserve for environmental remediation expenses totaled Ps. 6,352,883 and Ps. 5,446,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of September 30, 2014 and December 31, 2013, PEMEX had accrued a reserve of Ps. 17,938,978 and Ps. 17,624,737, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Each party filed an amparo (No. D.C. 3/2014 and D.C. 4/2014, respectively) before the Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito (Fourth Civil Joint Court of the First Circuit) and on July 4, 2014, the Court denied the amparos of Petróleos Mexicanos and Pemex-Refining. The defendants subsequently filed a motion to review with the Suprema Corte de Justicia de la Nación (Supreme Court of Justice), which is still pending. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico.

In December 2004, COMMISA filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the Court issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay to COMMISA U.S. $465,060, which included Pemex-Exploration and Production’s U.S. $106,820 guarantee. Each party is to pay its value added taxes. In November 2013, Pemex-Exploration and Production deposited this amount with the Court as a guarantee and filed its appeal with the Court of Appeals on January 28, 2014. Pemex-Exploration and Production subsequently filed a rejoinder with the Court on May 9, 2014. As of September 30, 2014, a hearing is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted. Pemex-Exploration and Production filed a motion before the Supreme Court of Luxembourg on November 15, 2013 and COMMISA filed another motion on January 15, 2014. On February 11, 2014, Pemex-Exploration and Production requested an extension to file its response to the execution process, which was granted on February 14, 2014. The Court ordered Pemex-Exploration and Production to file its pleadings on March 25, 2014 and August 5, 2014 and ordered COMMISA to file its pleadings on May 25, 2014 and October 5, 2014. On March 25, 2014, Pemex-Exploration and Production filed its response. As of September 30, 2014, a hearing is still pending.

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/10-17-03-7/1838/13-S1-05-04). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. As of September 30, 2014, a final judgment is still pending.

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/10-17-03-7/1838/13-S1-05-04). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. A final judgment is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. The trial is in the evidentiary stages. As of September 30, 2014, a final hearing is still pending.

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of September 30, 2014, a final judgment is still pending. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. As of September 30, 2014, a final judgment is still pending.

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,600 for contractual penalties. Pemex-Exploration and Production filed an appeal, which is still pending as of September 30, 2014.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/12-11-02-3) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On July 18, 2013 the response to the amended claim was filed by the defendants (No. 438/12-11-02-3). On August 20, 2014, the file was sent to the Superior Court of the Tax and Administrative Federal Court, which will issue a final judgment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (Motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. As of September 30, 2014, Petróleos Mexicanos is preparing to file a motion against the Tax Management Service’s assessment.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 16—SUBSEQUENT EVENTS:

During the period from October 1 to December 5, 2014, Petróleos Mexicanos participated in the following financing activities:

•	On October 14, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at LIBOR for three months plus 0.35%. The notes are guaranteed by the Export-Import Bank of the United States (“Ex-Im Bank”).

•	On October 15, 2014, Petróleos Mexicanos issued U.S. $2,500,000 of its debt securities under Petróleos Mexicanos’ U.S. $42,000,000 Medium-Term Notes Program, Series C in two tranches: (i) U.S. $1,000,000 of its 4.250% Notes due 2025 and (ii) U.S. $1,500,000 of its 5.50% Bonds due 2044, which was the second reopening of its 5.50% Bonds due 2044 originally issued on June 26, 2012 and subsequently reopened on October 19, 2012. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	On October 20, 2014, Petróleos Mexicanos issued U.S.$ 500,000 of its notes due 2025, which bear interest at a fixed rate of 2.378%. The notes are guaranteed by the Ex-Im Bank.

•	On November 27, 2014, Petróleos Mexicanos issued in the Mexican market Ps. 15,000,000 aggregate principal amount of Certificados Bursátiles in three tranches: one at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 8,301,389; the second at a floating rate due 2020 in an aggregate principal amount of Ps. 5,000,000; and the third at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 325,000 UDIs, equivalent to Ps. 1,698,611. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On December 5, 2014, the exchange rate was Ps. 14.0918 per U.S. dollar, which represents a 4.74% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2014, which was Ps. 13.4541 per U.S. dollar.

On December 5, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $58.98 per barrel, a decrease of 32.60% as compared to the average price as of September 30, 2014, which was U.S. $87.51 per barrel.

As of September 30, 2014, PEMEX has valued and recorded the 19,068,080 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has decreased approximately 2.61%, from €18.80 per share as of September 30, 2014 to €18.31 per share as of December 5, 2014.

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the Director General’s proposal for the corporate reorganization of PEMEX. Pursuant to this reorganization plan, the existing Subsidiary Entities will be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing subsidiaries. The first of these productive state-owned subsidiaries, Exploración y Producción (Exploration and Production), will subsume the existing Subsidiary Entity, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, Transformación Industrial (Industrial Transformation) will comprise the following existing Subsidiary Entities: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of the corporate reorganization plan, the Board of Directors also approved the creation of the following five productive state-owned subsidiaries, each of which is scheduled to become an affiliate of Petróleos Mexicanos in 2015:

•	Perforación (Drilling): This entity will perform drilling services.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Logística (Logistics): This entity will provide land, maritime and pipeline transportation to PEMEX and third parties.

•	Cogeneración y Servicios (Cogeneration and Services): This entity will aim to maximize PEMEX’s energy in its operations by utilizing the heat and steam generated in its industrial processes.

•	Fertilizantes (Fertilizers): This entity will integrate the ammonia production chain up to the point of sale of fertilizers.

•	Etileno (Ethylene): This entity separates the ethylene business in order to take advantage of the integration of the ethylene production chain.

Within 90 days of the approval of the corporate reorganization plan, PEMEX’s management team is to propose Estatutos Orgánicos (Organic Statutes) and Acuerdos de Creación (Creation Resolutions) for each of the new productive state-owned subsidiaries. As of the date of these unaudited condensed consolidated interim financial statements, none of the productive state-owned subsidiaries have been formed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: December 11, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Secondary Legislation;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.